UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of June 2023

Commission File Number 001-40316

VECTIVBIO HOLDING AG

(Exact name of registrant as specified in its charter)

Aeschenvorstadt 36

4051 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Extraordinary General Meeting Results

On June 26, 2023, VectivBio Holding AG (the “Company”) held an extraordinary general meeting of shareholders (the “EGM”). Shareholders registered as shareholders with voting rights in the share register of the Company as of May 22, 2023, at 10:00 p.m. CEST / 4:00 p.m. EDT were entitled to vote at the EGM. At the EGM, the holders of a total of 46,397,237 votes of the Company’s ordinary shares were represented, all of which were represented by the independent proxy. A copy of a press release issued by the Company regarding the results of the EGM is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The following are the voting results for the proposals considered and voted upon at the EGM, each of which, other than Agenda Items 1 and 4, required the absolute majority of the votes represented at the EGM. Agenda Items 1 and 4 required approval by a qualified majority of two thirds of the votes represented at the EGM:

Agenda Item 1: Removal of the Restrictions on Registration and Exercise of Voting Rights (Conditional Resolution)

For	Against	Abstain
46,327,022	62,094	8,121

Agenda Item 2: Election of a New Chairperson and New Members of the Board of Directors (Conditional Elections)

Agenda Item 2.1: Election of Andrew Davis (as Chairperson and member of the Board of Directors)

For	Against	Abstain
46,332,026	25,242	39,969

Agenda Item 2.2: Election of John Minardo (as member of the Board of Directors)

For	Against	Abstain
46,332,026	25,242	39,969

Agenda Item 2.3: Election of Sravan Emany (as member of the Board of Directors)

For	Against	Abstain
46,332,042	25,226	39,969

Agenda Item 3: Election of New Members of the Compensation Committee (Conditional Elections)

Agenda Item 3.1: Election of Andrew Davis

For	Against	Abstain
46,332,526	25,142	39,569

Agenda Item 3.2: Election of John Minardo

For	Against	Abstain
46,333,826	25,142	38,269

Agenda Item 3.3: Election of Sravan Emany

For	Against	Abstain
46,333,826	25,142	38,269

Agenda Item 4: Delisting of the Company’s Shares (Conditional Resolution)

For	Against	Abstain
46,331,815	26,553	38,869

Based on the foregoing votes, the shareholders approved all of the proposals. The results were in line with the recommendations made by the Company’s board of directors. All resolutions passed at the EGM are subject to, and will only become effective upon, the completion of the cash tender offer commenced by Ironwood Pharmaceuticals, Inc. (“Ironwood”) on May 31, 2023 for all outstanding registered ordinary shares of the Company pursuant to the Transaction Agreement dated as of May 21, 2023, by and between the Company and Ironwood, a copy of which was filed as Exhibit (e)(1) to the Schedule 14D-9 previously filed by the Company with the U.S. Securities and Exchange Commission on May 31, 2023.

The information in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-269450, 333-265546 and 333-264653) and the Company’s Registration Statements on Form S-8 (File Nos. 333-269451 and 333-255524).

Exhibits

99.1	Press Release issued by VectivBio Holding AG, dated June 26, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VECTIVBIO HOLDING AG

June 26, 2023	By:	/s/ Luca Santarelli
Luca Santarelli
Chief Executive Officer